Exhibit 99.2

QR ENERGY, LP

Certain Supplementary Unaudited Financial Information

(In Thousands, except percentages and per unit data)

		(1)
	Three Months Ended	Year Ended
	December 31, 2011	December 31, 2011
Revenues:
Oil and natural gas sales	$63,934	$257,903
Processing and other	442	1,965

Total revenues	64,376	259,868
Operating Expenses:
Production expenses	22,860	88,057
Depreciation, depletion and amortization	20,059	78,354
Accretion of asset retirement obligations	669	2,702
General and administrative and other	9,089	31,666

Total operating expenses	52,677	200,779

Operating income	11,699	59,089
Other (expense) income:
Realized (losses) gains on commodity derivatives	7,871	(72,053)
Unrealized gains (losses) on commodity derivatives	(39,755)	120,478
Interest expense	(6,366)	(45,527)

Total other income (expense), net	(38,250)	2,898

Income (loss) before income taxes	(26,551)	61,987
Income tax (expense) benefit, net	84	(850)

Net income (loss)	$(26,467)	$61,137

Production data (2):
Oil (MBbls)	452	1,766
Natural gas (MMcf)	3,858	17,386
Natural gas liquids (MBbls)	155	427
Total (Mboe)	1,250	5,091
Average Net Production (Boe/d)	13,587	13,947
Average sales price per unit excluding commodity derivatives:
Oil (per Bbl)	$93.12	$92.10
Natural gas (per Mcf)	$4.06	$4.80
NGLs (per Bbl)	$55.75	$53.30
Average sales price per unit including commodity derivatives:
Oil (per Bbl)	$95.84	$90.49
Natural gas (per Mcf)	$5.95	$5.67
NGLs (per Bbl)	$55.75	$53.30
Average unit cost per Boe:
Lease operating expense	$14.15	$13.06

Production and other taxes	$3.35	$3.46
Depreciation, depletion and amortization	$16.05	$15.39
General and administrative expenses	$7.27	$6.22

(1)	Results of operations for the year ended December 31, 2011 have been recast to include financial information for assets acquired under common control. Refer to Note 2 of Notes to Consolidated Financial Statements included in Item 8. "Financial Statements and Supplementary Data" for the Partnership's accounting presentation for transactions between entities under common control.
(2)	Results for the three months and year ended December 31, 2011 include certain volumes for natural gas (95 MMcf and 461 MMcf, respectively) and natural gas liquids (36 MBbls and 164 MBbls, respectively) for which revenues are reported on a net basis.